

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2025

Rajiv Shukla
Chief Executive Officer
Longevity Health Holdings, Inc.
2403 Sidney Street, Suite 300
Pittsburg, Pennsylvania 15203

      Re: Longevity Health Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 001-40228

Dear Rajiv Shukla:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Industrial Applications and Services